SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Carlyle Credit Solutions, Inc.
(Name of Subject Company)

CDL Tender Fund 2022-1, L.P.
CDL Tender Fund 2022-1 GP, L.L.C.
CG Subsidiary Holdings, L.L.C.
Carlyle Global Credit Investment Management L.L.C.
Cliffwater Corporate Lending Fund
Cliffwater LLC
AlpInvest Indigo I CI-A, L.P.
AlpInvest Indigo SCF I CI GP, L.P.
(Name of Filing Persons (Offerors))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Jeffrey Ferguson, Esq. Joshua Lefkowitz, Esq. CDL Tender Fund 2022-1 GP, L.L.C. c/o The Carlyle Group Inc. 1001 Pennsylvania Avenue, Suite 220 South Washington, DC 20004 (202) 729-5626	Copies to: Richard Horowitz, Esq. Jonathan Gaines, Esq. Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by CDL Tender Fund 2022-1, L.P., a Delaware limited partnership (the “Purchaser”), with the U.S. Securities and Exchange Commission on April 5, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by (i) the Purchaser, (ii) Carlyle Global Credit Investment Management L.L.C. (“CGCIM”), a Delaware limited liability company and a limited partner of the Purchaser, (iii) Cliffwater Corporate Lending Fund (“CCLF”), a Delaware statutory trust and a limited partner of the Purchaser, and (iv) AlpInvest Indigo I CI-A, L.P. (“AlpInvest LP”), a Delaware limited partnership and a limited partner of the Purchaser, to purchase up to $100,000,000 in aggregate amount of shares of common stock, par value $0.01 per share (the “Shares”), of Carlyle Credit Solutions, Inc. (f/k/a TCG BDC II, Inc.), a Maryland corporation (the “Company”), the subject company, at a purchase price equal to $20.13 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 5, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal and Transfer Form (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

CDL Tender Fund 2022-1 GP, L.L.C. (the “General Partner”), the Purchaser’s general partner, was named as a bidder on the Schedule TO because it is deemed to control the Purchaser, but otherwise is not participating in the Offer. CG Subsidiary Holdings L.L.C. (the “CG Subsidiary Holdings”), the General Partner’s sole member, was named as a bidder on the Schedule TO because it is deemed to control the General Partner and the Purchaser, but otherwise is not participating in the Offer. Cliffwater LLC (“Cliffwater”), which serves as the investment adviser to CCLF, was named as a bidder on the Schedule TO because it is deemed to control CCLF, but otherwise is not participating in the Offer. AlpInvest Indigo SCF I CI-A GP, L.P., which serves as the general partner to AlpInvest LP, was named as a bidder on the Schedule TO because it is deemed to control AlpInvest LP, but otherwise is not participating in the Offer. The Purchaser, the General Partner, CG Subsidiary Holdings, CGCIM, CCLF, Cliffwater, AlpInvest LP and AlpInvest Indigo SCF I CI GP, L.P. are collectively referred to herein as the “Offeror Group.”

This Amendment is being filed on behalf of the Offeror Group. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rules 13e-4(c)(4) and 14d-3(b)(2):

•	The Purchaser has received the final results of the Offer, which expired at 11:59 p.m., New York City Time, on May 3, 2022.

•
The Purchaser has accepted for purchase $100,000,000 in aggregate amount of Shares at a purchase price of $20.13 per Share. The number of Shares that the Purchaser has accepted for purchase in the Offer represents approximately 8.71% of the total number of Shares outstanding as of May 6, 2022.

•
Due to the oversubscription of the Offer, based on the final count by State Street Bank and Trust Company, the paying agent for the Offer, the Purchaser accepted for purchase on a pro rata basis approximately 46.18% of the Shares properly tendered and not properly withdrawn at the purchase price of $20.13 per share.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the below paragraph as the last paragraph in Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements—Background of the Offer” before the heading “Past Contacts, Transactions, Negotiations and Agreements” on page 17 of the Offer to Purchase:

“On May 6, 2022, the Purchaser issued a letter to stockholders announcing the final results of the Offer, which expired at 11:59 p.m., New York City Time, on May 3, 2022. A copy of this letter is filed as Exhibit (a)(5)(B) and is incorporated by reference herein.”

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated April 5, 2022

(a)(1)(B)*	Form of Letter of Transmittal and Transfer Form (including Internal Revenue Service Form W-9, Form W-8BEN and Form W-8BEN-E)

(a)(1)(C)*	Notice of Withdrawal of Tender
(a)(1)(D)	Form of Letter from the Purchaser to Stockholders in Connection with the Purchaser’s Acceptance of Shares
(a)(5)(A)*	Letter to Stockholders, dated April 5, 2022
(a)(5)(B)	Letter to Stockholders, dated May 6, 2022
(d)(1)*	Amended and Restated Limited Partnership Agreement of CDL Tender Fund 2022-1, L.P., dated as of April 4, 2022

(d)(2)*	Voting Agreement, dated April 4, 2022, by and among Cliffwater Corporate Lending Fund, Cliffwater LLC and Carlyle Credit Solutions, Inc.

(d)(3)*	Form of Subscription Agreement

107	Calculation of Filing Fee Table
_____________

* Previously filed on April 5, 2022 as an exhibit to the Schedule TO.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2022
CDL Tender Fund 2022-1, L.P.

By: CDL Tender Fund 2022-1 GP, L.L.C., its General Partner

By:	/s/ David Lobe
David Lobe
Authorized Officer

CDL Tender Fund 2022-1 GP, L.L.C.

By:	/s/ David Lobe
David Lobe
Authorized Officer

CG Subsidiary Holdings L.L.C.

By:	/s/ Charles E. Andrews, Jr.
Charles E. Andrews, Jr.
Authorized Officer

Carlyle Global Credit Investment Management L.L.C.

By:	/s/ Joshua Lefkowitz
Joshua Lefkowitz
Chief Legal Officer

Cliffwater Corporate Lending Fund

/s/ Stephen L. Nesbitt
Stephen L. Nesbitt
President

Cliffwater LLC

By:	/s/ Stephen L. Nesbitt
Stephen L. Nesbitt
Chief Executive Officer

AlpInvest Indigo I CI-A, L.P.
By: AlpInvest Indigo SCF I CI GP, L.P., its general partner
By: AlpInvest US Holdings, LLC, its manager

By:	/s/ Cameron Fairall
Cameron Fairall
Chief Compliance Officer

By:	/s/ Michael Thorne
Michael Thorne
Chief Legal Officer

AlpInvest Indigo SCF I CI GP, L.P.
By: AlpInvest US Holdings, LLC, its manager

/s/ Cameron Fairall
Cameron Fairall
Chief Compliance Officer

/s/ Michael Thorne
Michael Thorne
Chief Legal Officer